January 5, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Attention: H. Christopher Owings, Assistant Director
100 F Street N.E.
Washington, D.C. 20549

Re:	Build-A-Bear Workshop, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2010
Filed March 18, 2010
File No. 001-32320

Dear Mr. Owings:

This letter sets forth the responses of Build-A-Bear Workshop, Inc. (the “Company”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated December 21, 2010 regarding the Staff’s review of the Company’s Annual Report on Form 10-K filed on March 18, 2010.  The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Item 1.  Business, page 4

1.
Please disclose the extent to which your business is seasonal, as required by Item 101(c)(1)(v) of Regulation S-K.  In this regard, we note that you offer a number of seasonal and event-based retail locations.

Response:

As disclosed under “Management’s Discussion and Analysis – Seasonality and Quarterly Results” on page 22 of our most recent Quarterly Report on Form 10-Q, historically for North American stores open more than twelve months, seasonality has not been a significant factor in our results of operations.  The seasonal and event-based retail locations that we refer to are our zoo and four Major League Baseball ballpark stores.  The seasonality of these locations does not have a significant impact on our overall results of operations.  We also address the risks of seasonality in general in “Risks Related to Owning Our Common Stock” on page 17 of our most recent Annual Report on Form 10-K.  We continually reevaluate the impact of seasonality to ensure that our disclosures are adequate.  Currently, we intend to add this disclosure to the description of our business in Item 1 in our next Annual Report on Form 10-K:

As a toy retailer, our sales are highest in our fourth quarter, followed by the first quarter.  The timing of holidays and school vacations can impact our quarterly results.  Historically, for North American stores, seasonality has not been a significant factor in our results of operations as the opening of new stores has mitigated the impact of the relative concentration of sales in the fourth quarter.  Our European-based stores have historically been more heavily weighted in the fourth quarter as compared to our North American stores.  We cannot ensure that this will continue to be the case.

H. Christopher Owings
Securities and Exchange Commission
January 5, 2010

Additionally, we will revise the disclosure under “Management’s Discussion and Analysis – Seasonality and Quarterly Results” to be consistent with this disclosure.

2.	We note the list of your competitors on page nine. Please disclose your competitive position within each industry and any methods by which you compete. Refer to Item 101(c)(1)(x) of Regulation S-K.

Response:

As we offer our customers a unique retail experience as well as merchandise, we have no significant direct competitors.  We include a more in-depth discussion of our competitors and our competitive position in Item 1A. - Risk Factors on page 16.  As we rely on industry publications for specific statistics regarding our market positions, we cannot formulate our 2010 disclosure at this time as the relevant information is not available.  In future filings, we will expand the disclosures around competition in Item 1 to include a more descriptive discussion, similar to what is included in the risk factor related to competition.  We intend to include relevant information regarding the industry as a whole and our competitive position if such information is available to us at the time of filing, in accordance with Item 101(c)(1)(x).

Part II, page 20

Item 9A.  Controls and Procedures, page 39

3.
We note your disclosure indicates that your control system “Can only provide reasonable, not absolute, assurance that the objectives of the control system are met…”  Please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  Refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8328.

Response:

We propose the following revised disclosure in our future filings, which will include a statement that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, in addition to the conclusion of our principal executive and financial officers about the effectiveness at the “reasonable assurance” level, as indicated in the referenced SEC Release:

H. Christopher Owings
Securities and Exchange Commission
January 5, 2010

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Bear and Chief Operations and Financial Bear, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this report.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and based on the foregoing evaluation, our management, including the Chief Executive Bear and Chief Operations and Financial Bear, concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of January 1, 2011, the end of the period covered by this Annual Report.

It should be noted that our management, including the Chief Executive Bear and the Chief Operations and Financial Bear, do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls.  The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.  Under the supervision and with the participation of our management, including the Chief Executive Bear and the Chief Operations and Financial Bear, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 2, 2010.  Our management, with the participation of our Chief Executive Bear and Chief Operations and Financial Bear, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  All internal control systems have inherent limitations, including the possibility of circumvention and overriding the control.  Accordingly, even effective internal control can provide only reasonable assurance as to the reliability of financial statement preparation and presentation.  Further, because of changes in conditions, the effectiveness of internal control may vary over time.

H. Christopher Owings
Securities and Exchange Commission
January 5, 2010

In making its evaluation, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.  Based upon this evaluation, our management has concluded that our internal control over financial reporting as of January 2, 2010 is effective.

Our independent registered public accounting firm, KPMG LLP, has audited the effectiveness of our internal control over financial reporting, as stated in its report which is included herein.

The Company hereby also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing to be fully responsive to the Staff’s comment.  Please direct any additional questions or comments to me at (314) 423-8000.  My fax number is (888) 813-5210.

Sincerely,

/s/ Tina Klocke

Tina Klocke
Chief Operations and Financial Bear, Treasurer and Secretary

cc:           Lisa Kohl, Securities and Exchange Commission
Brigitte Lippmann, Securities and Exchange Commission
Eric Fencl, Build-A-Bear Workshop, Inc.
Robert J. Endicott, Bryan Cave LLP